Exhibit 99.2

NEWS RELEASE
25 September 2006

Wolseley plc
Placing of 59,500,000 shares

Wolseley plc (“Wolseley” or the “Company”), the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials and services, announces that it is today undertaking a placing of 59,500,000 new Wolseley ordinary shares of 25 pence each (the “Placing Shares”), representing just under 10 per cent. of Wolseley’s issued ordinary share capital (the “Placing”).

Wolseley has also today released its preliminary results announcement for the year ended 31 July 2006, contained in a separate announcement (the “Preliminary Results Announcement”).

BACKGROUND TO AND REASONS FOR THE PLACING

As set out in today’s Preliminary Results Announcement, Wolseley completed 53 acquisitions for an aggregate consideration of £914 million in the 2006 financial year, which are expected to add around £1,418 million of revenues in a full year. Since 1 August 2006 Wolseley has completed six further acquisitions for £49 million.

On 24 July 2006, Wolseley announced the acquisition of DT Group for a cash consideration of €1,498m (£1,012m), which is expected to complete today. The Placing proceeds will be used to reduce borrowings relating to the DT Group transaction and other recent bolt-on acquisitions.

WOLSELEY’S SHARES

Wolseley’s ordinary shares are admitted to the Official List of the Financial Services Authority (the “Official List”) and traded on the main market for listed securities of London Stock Exchange plc (the “London Stock Exchange”). Wolseley also has a listing of American Depository Receipts on the New York Stock Exchange. The closing price of a Wolseley ordinary share on the London Stock Exchange on 22 September 2006 was 1164 pence.

Wolseley is headquartered in Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA.

DETAILS OF THE PLACING

The Placing will be effected, subject to the satisfaction of certain conditions, by way of an accelerated bookbuilt placing of 59,500,000 ordinary shares of 25 pence each in the capital of Wolseley.

The Placing Shares will be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of 25 pence each in the capital of Wolseley with the right to receive all dividends and other distributions declared, made or paid after the date of issue, including the final dividend to be paid to shareholders in the Company on the register of members at close of business on 6 October 2006. Application will be made for the Placing Shares to be admitted to the Official List and to be admitted to trading by the London Stock Exchange on its market for listed securities.

The Placing Shares will be issued under the general authority to allot shares granted by Wolseley’s shareholders on 17 November 2005.

GENERAL

This announcement has been issued by Wolseley and is the sole responsibility of Wolseley.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction.

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States, Canada, Australia or Japan or any jurisdiction in which such offer or solicitation is unlawful and should not be relied upon in connection with any decision to acquire the Placing Shares or any other Wolseley securities.

The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) and may not be offered, sold or transferred within the United States absent registration or an applicable exemption from registration.

This announcement includes "forward-looking statements". All statements other than statements of historical fact included in this announcement, including, without limitation, any regarding Wolseley’s financial position, business strategy, plans and objectives of management for future operations, including, without limitation, discussions of Wolseley’s business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Wolseley, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Wolseley’s present and future business strategies and the environments in which Wolseley will operate in the future and such assumptions may or may not prove to be correct. There are a number of factors which could cause actual results, performance of Wolseley, or industry results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause the actual results, performance of Wolseley, or industry results to differ materially from those described in the forward looking statements are changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. These forward-looking statements speak only as of the date of this announcement. Wolseley expressly disclaims any obligation (except as required by the rules of the Financial Services Authority and the London Stock Exchange) or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Wolseley’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES:

Investors/Analysts:

Guy Stainer	+44 (0)118 929 8744
Head of Investor Relations	+44 (0)7739 778 187

John English	+1 513 771-9000
Director of Investor Relations, North America	+1 513 328-4900

Press:
Penny Studholme
Director of Corporate Communications

Brunswick	+44 (0)20 7404 5959
Andrew Fenwick
Deborah Fairbrass

Notes to Editors

Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2006 were approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has more than 71,000 employees operating in 19 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, San Marino, Puerto Rico, Panama, Trinidad & Tobago and Mexico. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.